

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 13, 2008

Thomas E. Skains
Chief Executive Officer
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive,
Charlotte, North Carolina 28210

Re: **Piedmont Natural Gas Company, Inc.**
Form 10-K for the Fiscal Year Ended October 31, 2007
Filed December 28, 2007

Forms 10-Q for the Quarters Ended January 31, 2007, April 30, 2007 and
July 31, 2007

Definitive Schedule 14A
Filed January 22, 2008
File No. 1-6196

Dear Mr. Skains:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Form 10-K for the Fiscal Year Ended October 31, 2007

Related Party Transactions, page 9

2. In future filings please revise to identify all related person transactions. We note the
    discussion of related person transactions on pages 66-70 of your Form 10-K.

Item 7. Management's Discussion and Results of Operations, page 12

3. We note on page 19 your discussion of SouthStar's increase in equity method income
    related to various hedging activities. Please explain to us the nature of such hedges and
    the underlying hedge strategies with a view towards enhancing future disclosure.

4. We noted in your liquidity discussion on page 22 that gas in storage decreased $6.7
    million primarily due to a regulatory mandated charge of $5.4 million from discontinuing
    the accounting practice of capitalization of storage demand charges in 2007. Please
    explain to us the reasons underlying the change and the when the mandate occurred.

1. Summary of Significant Accounting Policies, page 39

O. Recently Issued Accounting Standards, page 44

5. Please note that EITF Issue no. 06-3 became effective for the first interim reporting
    period beginning after December 15, 2006. Please explain how you account for taxes
    assessed by government authorities. Please note that the presentation of such taxes on
    either a gross or net basis is an accounting policy decision and should be disclosed.
    Prospectively, please revise your disclosure.

2. Acquisitions, page 46

6. Please explain how you were able to acquire the remaining 50% interest in EasternNC for
    $1. Furthermore, explain how you accounted for the purchase of the remaining interest.

6. Financial Instruments and Related Fair Value, page 53

7. We note that you utilize derivative instruments as part of your gas purchase business
    plan. It does note appear that you have provided all the disclosures required by paragraph
    44 of SFAS no. 133. In this regard, we would expect to see a more robust discussion
    regarding the Company's risk management policy with regard to your derivatives.
    Lastly, we note on page 49 that the recovery of costs associated with the North Carolina
    hedging plan has not been pre-approved by the NCUC, although we do note that the
    recent gas cost review found that your hedging activities were prudent. Explain to us the
    history of the hedging program with regard to North Carolina. In this regard, explain if
    this was an initial review of your hedging activities by the NCUC, and if so, how you
    justified deferring the hedging costs prior to that review under SFAS no. 71.

Forms 10-Q
Item 4. Controls and Procedures

8. We note that you state that your disclosure controls and procedures were effective in that they provide reasonable assurances that the information you are required to disclose in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Definitive Schedule 14A filed January 22, 2007

Director Compensation, page 12

9. With a view to disclosure, advise us if and where the table on page 14 discloses amounts accrued to directors pursuant to retirement, change in control, and similar arrangements as discussed on page 13. See Item 402(k)(2)(vii)(D) of Regulation S-K.

Security Ownership of Management and Certain Beneficial Owners, page 19

10. Please identify the natural person or persons who hold the voting and dispositive power over securities held by entities.

Executive Compensation, page 20
Compensation Discussion and Analysis, page 20

11. You provide lengthy discussions of considerations underlying executive compensation decisions, including descriptions of tally sheets, market analyses prepared by compensation consultants, and changes made to types of compensation after discussions with consultants. However, it is unclear how the compensation committee analyzed information presented to it and why its analyses resulted in the numbers presented in the compensation tables. Please revise future filings accordingly.

12. As a non-exclusive example, you identify changes the compensation committee made to STIP target opportunities based on the tally sheet review process and a "short-term incentive market analysis prepared by its independent compensation consultant." However, you do not explain how the committee analyzed the tally sheet or short-term analysis or clarify why these analyses resulted in, for example, a change from 40% to 60% for the CEO. Please revise accordingly.

13. We note the statement on page 24 that grant sizes are reviewed in light of, among other factors, each executive's individual performance. You also refer to the role of individual performance in compensation decisions on pages 20-22 and throughout the compensation discussion and analysis. However, these references contain boilerplate statements or do not provide a concrete description of the individual performance measures or how they

affected the compensation decisions. Please revise discussions of individual performance in future filings to provide clear and specific disclosure of how the compensation committee considered and used individual performance to determine executive compensation.

14. In future filings where you address long-term incentive compensation, such as the bullet points on page 24 and paragraphs at the top of page 25, please revise to disclose the target EPS, target total shareholder return as compared to the Peer Group, and target compounded annual EPS. Your revised disclosure should quantify actual performance and how this affected the compensation committee's decisions regarding that year's compensation. For example, if the disclosure identifies actual compensation that is above or below the range or threshold that had been contemplated by the incentive target opportunities, you should explain what factors the compensation committee considered when analyzing the target and actual performance. With a view to disclosure, advise us if EPS is the only metric used to gauge performance for purposes of considering executive compensation.

15. Please provide additional analysis regarding how you calculate performance awards under the long-term incentive program. You have not provided quantitative disclosure of the EPS target that the compensation committee established under the short or long-term incentive program for 2008. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

16. You describe several elements of compensation, including salary, MVP, STIP, LTIP, and restricted stock. Please revise to explain how each element and the compensation committee's decisions regarding that element fit into the overall compensation objectives and affect decisions regarding the other elements. Also, please discuss how the retirement benefits fit into your overall compensation objectives and strategy.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any accounting-related questions may be directed to Robert Babula, Staff Accountant at (202) 551-3339 or Mike Moran, Branch Chief at (202) 551-3841. Questions on other disclosure issues may be directed to James Lopez, Senior Staff Attorney, at (202) 551-3536, or me at (202) 551-3720 if you have any questions regarding your filing or this review.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Dzuricky
      Senior Vice President and Chief Financial Officer
      Fax: (704) 731-4097